

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 5, 2009

Mr. Richard Yanke
Chief Executive Officer
Skylyft Media Network, Inc.
100 East Verdugo Avenue
Burbank, CA 91502

   RE: Skylyft Media Network, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed April 15, 2009
     File No. 0-52367

Dear Mr. Yanke:

   We issued comments to you on the above captioned filing on October 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 18, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by November 18, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

            Sincerely,

            Larry Spirgel
            Assistant Director